SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 24, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

City of Buenos Aires, June 24, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3er. Piso
City of Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 2, Chapter XXI of Book 6 of the Comisión Nacional de Valores’ Rules (General Resolution Number 368 - as consolidated in 2001) I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of the Bank has decided to amend the price range of certain shares issued by the Bank, fixing such range between Ps$. 5.00 per share and up to Ps$. 7.00 per share.

This decision has been adopted based on (i) the politic and economic conditions which has influenced on the current share price and (ii) the current applicable regulation, the Bank may solely acquire per day shares up to a maximum amount equal to 25% of the mean daily traded volume of the Bank’s shares during the previous ninety days.

I hereby inform the CNV that, under the abovementioned terms and conditions the Bank has acquired 12,313,252  Shares, (which represent 1.8 % of the share capital of the Bank) for an amount of Ps. 79,428,989, with a balance of Ps. 130,571,011.

In case of any doubt or inquiry, please contact me

Sincerely,

/s/ Luis Cerolini
Luis Cerolini
Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 24, 2008

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name:	Luis Cerolini
Title:	Director